Act: 1934
Section:
Rule: 12g-3a
Public Availability: 9/20/2012

[redacted]
12028206
Received SEC
SEP 20 2012
Washington, DC 20549

September 20, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pentair, Inc. and Flow Control International Ltd.
Incoming letter dated August 28, 2012

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Transaction will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New Pentair will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New Pentair may take into account Pentair's and Flow Control Segment's reporting histories under the Exchange Act in determining its eligibility to use Form S-3. Pentair's and Flow Control Segment's reporting histories under the Exchange Act may also be used in determining whether New Pentair: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- Pentair's and Flow Control Segment's Exchange Act reporting histories may be taken into account when determining New Pentair's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- The Division will not object if New Pentair, as successor to Pentair, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Pentair's currently effective registration statements on Form S-8, provided that New Pentair adopts Pentair's registration statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Michael J. Reedich
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Mail Stop 4561

John K. Wilson
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5306

Re: Pentair, Inc.
Flow Control International Ltd.

Dear Mr. Wilson:

In regard to your letter of August 28, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
foley.com

WRITER'S DIRECT LINE
414.297.5642
jkwilson@foley.com EMAIL

CLIENT/MATTER NUMBER
065215-0184

August 28, 2012

VIA ELECTRONIC SUBMISSION

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Securities Act of 1933
Forms S-3, S-4 and S-8
Rules 144 and 414

Securities Exchange Act of 1934
Section 12(b)
Rules 12b-2 and 12g-3(a)

Re: Pentair, Inc. and Tyco Flow Control International Ltd.

Ladies and Gentlemen:

On behalf of Tyco Flow Control International Ltd. ("Flow Control") and Pentair, Inc. ("Pentair"), we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm in the form of a no-action letter certain interpretations with respect to succession-related issues set forth below under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These issues arise out of the proposed spin-off of Flow Control to the shareholders of Tyco International Ltd. ("Tyco"), which will be immediately followed by a merger of Pentair with a wholly-owned subsidiary of Flow Control resulting in Pentair becoming a wholly-owned subsidiary of Flow Control, which will be renamed Pentair Ltd.

A. Background Information

1. Pentair

Pentair is a publicly-held Minnesota corporation that is an industrial manufacturing company comprised of two operating segments: Water & Fluid Solutions and Technical Products. Water & Fluid Solutions is a global leader in providing innovative products and systems used worldwide in the movement, storage, treatment and enjoyment of water. Technical Products is a leader in the global enclosures and thermal management markets, designing and manufacturing standard, modified and custom enclosures that house and protect sensitive electronics and electrical components and protect the people that use them. For the year ended December 31, 2011, Pentair had total net sales of approximately $3.5 billion, of which Water & Fluid Solutions accounted for two-thirds and Technical Products accounted for one-third.

Pentair common shares, par value $0.16⅔ ("Pentair Common Shares"), are registered under Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange (the "NYSE") under the symbol "PNR". Pentair is a large accelerated filer under Exchange Act Rule 12b-2 and has a market capitalization of approximately $3.8 billion as of June 30, 2012. Pentair has been a reporting company under the Exchange Act for over 40 years and is current in all of its reporting obligations thereunder.

Pentair's authorized capital stock consists of an aggregate of 250,000,000 shares, of which no more than 15,000,000 may be shares of preferred stock ("Pentair Preferred Stock") and of which 2,500,000 shares have been designated as "Series A Junior Participating Preferred Stock" and have been reserved for issuance upon the exercise of the rights (the "Rights") distributed to holders of Pentair Common Shares pursuant to a Rights Agreement, dated as of December 10, 2004, between Pentair and Wells Fargo Bank, N.A. (the "Rights Agreement"). As of June 30, 2012, 99,204,048 Pentair Common Shares were issued and outstanding, together with an equal corresponding number of Rights, and no shares of Pentair Preferred Stock were issued and outstanding. The Rights are registered under Section 12(b) of the Exchange Act and are listed on the NYSE.

Pentair currently maintains the following equity compensation plans: Pentair, Inc. Omnibus Stock Incentive Plan, Pentair, Inc. 2008 Omnibus Stock Incentive Plan, Amended and Restated Pentair, Inc. Outside Directors Nonqualified Stock Option Plan, Pentair, Inc. Employee Stock Purchase and Bonus Plan and Pentair, Inc. International Stock Purchase and Bonus Plan (collectively, the "Pentair Equity Incentive Plans"). As of June 30, 2012, 7,911,752 Pentair Common Shares were reserved for issuance upon the exercise of outstanding Pentair stock options and 1,227,319 Pentair Common Shares were reserved for issuance upon the settlement of outstanding Pentair restricted stock units. Pentair maintains effective registration statements on Form S-8 (the "Pentair Form S-8s") with respect to each of the Pentair Equity Incentive Plans.

In May 2011, Pentair issued, in a public offering registered on a Form S-3 registration statement, $500 million of senior notes due 2021, which Pentair believes are held of record by less than 300 persons. As of December 31, 2011, Pentair had an additional $804.2 million of long-term debt consisting primarily of borrowings under revolving credit facilities and obligations under notes issued in private placements.

Pentair's current fiscal year will end at the close of business on December 31, 2012.

2. *Flow Control*

Flow Control is a wholly-owned subsidiary of Tyco that was incorporated in Bermuda and changed its jurisdiction of incorporation to Switzerland in March 2012. As described below, in connection with the Distribution (as defined below), Tyco has transferred or will transfer to Flow Control certain assets related to Tyco's flow control business, and Flow Control has assumed or will assume from Tyco certain liabilities associated with the flow control business. Tyco's flow control business is currently conducted through three reportable segments: Valves & Controls, Thermal Controls and Water & Environmental Systems. The Valves & Controls segment is one of the world's largest manufacturers of valves, actuators and controls. The Thermal Controls segment is a leading provider of complete electric heat management solutions, primarily for the oil & gas, general process and power generation industries. The Water & Environmental Systems segment is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia regions. For the fiscal year ended September 30, 2011, Tyco's flow control business had total net revenue of approximately $3.6 billion, of which Valves & Controls accounted for 61%, Thermal Controls accounted for 20% and Water & Environmental Systems accounted for 19%.

Flow Control will have registered share capital of approximately 107,000,000 Swiss francs, consisting of one class of approximately 214,000,000 registered shares ("Flow Control Common Shares"). Assuming the Staff agrees with the analysis set forth below that the Merger (as defined below) constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Flow Control Common Shares will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Merger, Flow Control will not file with the Commission a Form 10 to register Flow Control Common Shares. As described below in more detail, Tyco has delivered to its shareholders the Tyco Proxy Statement (as defined below), which has attached to it the Flow Control Form S-1 Prospectus (as defined below).

Flow Control has no debt securities or long-term debt outstanding, but as described below, prior to the effective time of the Merger, Flow Control or one of its subsidiaries will incur or assume indebtedness in an amount up to $500 million (the "Debt Incurrence").

Flow Control's current fiscal year will end at the close of business on September 28, 2012.

B. Overview of the Transactions

1. The Separation and the Distribution

In connection with the Merger Agreement (as defined below), on March 27, 2012, Tyco, Flow Control and The ADT Corporation, a Delaware corporation ("ADT"), entered into a Separation and Distribution Agreement, as amended (the "Separation Agreement"), pursuant to which Tyco will, among other things, (i) engage in an internal restructuring whereby it will transfer to Flow Control certain assets related to its flow control business, and Flow Control will assume from Tyco certain liabilities associated with the flow control business (the "Separation") and (ii) prior to the Merger, distribute to eligible holders of Tyco common shares all of the outstanding Flow Control Common Shares through a pro-rata dividend (the "Distribution") (other than an amount of shares to be agreed upon by Pentair and Tyco that will be transferred from Tyco to Flow Control to be held as treasury shares).

Pursuant to the Separation Agreement, each Tyco common share outstanding as the record date for the Distribution will entitle its holder to receive a number of Flow Control Common Shares ("New Pentair Common Shares") determined by a distribution ratio equal to the quotient of (i) the product of (x) the number of Pentair Common Shares outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under U.S. generally accepted accounting principles) immediately prior to the effective time of the Merger, multiplied by (y) 1.10526316 divided by (ii) the number of Tyco common shares outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under U.S. generally accepted accounting principles) immediately prior to the effective time of the Merger (the "Distribution Formula"). The issuance of the New Pentair Common Shares to Tyco's shareholders has been registered under the Securities Act on the Flow Control Form S-1.

Pursuant to the Separation Agreement, Tyco stock options, restricted stock units and performance stock units held by Flow Control employees generally will convert upon the Distribution into stock options and restricted stock units (Tyco performance stock units will convert into Flow Control restricted stock units) with respect to New Pentair Common Shares, after giving effect to appropriate adjustments to reflect the consummation of the Distribution. In addition, certain Tyco stock options, restricted stock units and performance stock units held by Tyco directors and certain Tyco employees will entitle such Tyco directors and employees to equity awards with respect to New Pentair Common Shares.

The Distribution is intended to qualify as tax-free under Sections 355 and 361 of the Internal Revenue Code of 1986, as amended (the "Code").

2. The Merger

On March 27, 2012, Pentair, Tyco, Flow Control, Panthro Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of Flow Control ("AcquisitionCo"), and Panthro Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of AcquisitionCo ("Merger Sub"), entered into a Merger Agreement, as amended (the "Merger Agreement"), to combine Flow Control with Pentair in an all-stock merger in which Flow Control will be renamed Pentair Ltd. ("New Pentair"). The transactions contemplated by the Merger Agreement and the Separation Agreement are referred to herein as the "Transaction".

Subject to the approval of the Distribution by Tyco shareholders, the approval of the Merger by Pentair shareholders, regulatory approvals and customary closing conditions, the Merger will occur immediately after the completion of the Separation and the Distribution, which is expected to occur prior to 10:00 a.m. Eastern time on September 28, 2012 (the "Closing").

Pursuant to the Merger Agreement, Merger Sub will merge with and into Pentair (the "Merger"), with Pentair surviving as a wholly-owned subsidiary of Flow Control. Subject to the terms and conditions of the

Merger Agreement, at the effective time of the Merger, each outstanding Pentair Common Share will be converted into the right to receive one New Pentair Common Share and each outstanding stock option, restricted stock unit or other equity award of Pentair will be converted into one stock option, restricted stock unit or other equity award with respect to New Pentair Common Shares. The issuance of the New Pentair Common Shares to Pentair's shareholders has been registered under the Securities Act on the Flow Control Form S-4. The New Pentair Common Shares to be issued to Pentair shareholders in the Merger are expected to be listed and traded on the NYSE under the symbol "PNR", the same NYSE trading symbol currently used for Pentair Common Shares. Following the Distribution and the Merger, former Pentair shareholders will own approximately 47.5% of New Pentair's Common Shares and former Tyco shareholders will own approximately 52.5% of New Pentair's Common Shares, in each case on a fully diluted basis using the treasury method under U.S. generally accepted accounting principles, with approximately 214 million diluted shares expected to be outstanding.

The Merger is intended to qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Code.

Pursuant to the Merger Agreement, prior to the effective time of the Merger, Flow Control or one of its subsidiaries will incur or assume indebtedness in an amount up to $500 million, all or a portion of the proceeds of which will be transferred to Tyco such that, at the effective time of the Merger, Flow Control will have $275 million of net indebtedness outstanding.

Pursuant to the Merger Agreement, at the effective time of the Merger, Pentair's executive officers will become the executive officers of New Pentair and the Board of Directors of Pentair, together with one new director selected by Tyco and reasonably acceptable to Pentair, will be the board of directors of New Pentair.

Although the Merger takes the legal form of an acquisition of Pentair by Flow Control, the Merger is, in substance, an acquisition of Flow Control by Pentair. We have been advised by Pentair and Tyco that the Merger will be treated as such from an accounting perspective, with Pentair being treated as the accounting acquiror under U.S. GAAP and relevant Commission rules and guidance.

3. Financial Information Regarding New Pentair

a. Financial Information for Pentair and Flow Control; Ownership of New Pentair

The following table sets forth certain comparative financial information for Pentair and Flow Control on a standalone and aggregate basis, as well as ownership of New Pentair, and is provided solely to demonstrate the approximate apportionment of Pentair's and Flow Control's net sales, operating income and assets.

	Pentair (as of and for the fiscal year ended December 31, 2011)		Flow Control (as of and for the fiscal year ended September 30, 2011)		Aggregate
	($ in millions)				
		Percentage of Aggregate		Percentage of Aggregate	
Net Sales...........................	$ 3,457	49%	$ 3,648	51%	$ 7,105
Operating Income (Before Goodwill Impairment)*	$ 369	52%	$ 341	48%	$ 710
Total Assets	$ 4,586	47%	$ 5,144	53%	$ 9,730
		Pentair Shareholders		Tyco Shareholders	
New Pentair Ownership....		47.5%		52.5%	

* Operating income is adjusted to exclude goodwill impairment charges of $201 for Pentair and $35 for Flow Control.

b. New Pentair Financial Reporting Segments

Following the completion of the Transaction, New Pentair anticipates having the following three financial reporting segments: Flow Control, Water & Fluid Solutions and Equipment Protection Solutions. The Flow Control segment of New Pentair will consist of the Valves & Controls global business unit, a current segment of Flow Control. The Water & Fluid Solutions segment of New Pentair will consist of the Flow Technologies, Process Technologies, Aquatic Systems and Water Purification global business units, all of which currently comprise Pentair's Water & Fluid Solutions segment, and the Water & Environmental Systems global business unit, a current segment of Flow Control. The Equipment Protection Solutions segment of New Pentair will consist of the Technical Products global business unit, a current segment of Pentair, and the Thermal Controls global business unit, a current segment of Flow Control.

The following table sets forth certain comparative financial information regarding the attributes of the financial reporting segments and the organization of the global business units of New Pentair.

Financial Information by Financial Reporting Segment of New Pentair
Based on Information for Pentair (as of and for the fiscal year ended December 31, 2011)
Based on Information for Flow Control (as of and for the fiscal year ended September 30, 2011)
($ in millions)

	Net Sales		Operating Income (Before Goodwill Impairment)*		Assets	
Flow Control Segment						
Valves & Controls (Flow Control segment)......	$ 2,215	31%	$ 277	32%	$ 3,376	36%
Water & Fluid Solutions Segment						
Flow Technologies, Process Technologies, Aquatic Systems and Water Purification (Pentair Water & Fluid Solutions segment).......	$ 2,370	33%	$ 259	29%	$ 3,792	41%
Water & Environmental Systems (Flow Control segment)	$ 699	10%	$ 51	6%	$ 789	9%
Total Water & Fluid Solutions Segment	$ 3,069	43%	$ 310	35%	$ 4,581	50%
Equipment Protection Solutions Segment						
Technical Products (Pentair segment)	$ 1,087	16%	$ 185	21%	$ 652	7%
Thermal Controls (Flow Control segment)........	$ 734	10%	$ 107	12%	$ 664	7%
Total Equipment Protection Solutions Segment	$ 1,821	26%	$ 292	33%	$ 1,316	14%
Aggregate New Pentair Segments	$ 7,105	100%	$ 879	100%	$ 9,273	100%

* Operating income is adjusted to exclude goodwill impairment charges of $201 for those global business units within the former Water & Fluid Solutions segment of Pentair and $35 for the Water & Environmental Systems segment of Flow Control.

C. Information to be Available Concerning the Transaction and the Constituent Parties

As a result of the legal form of the Merger, on May 8, 2012, Flow Control filed with the Commission a Registration Statement on Form S-4, as subsequently amended (the "Flow Control Form S-4"), relating to the registration under the Securities Act of the New Pentair Common Shares to be issued to Pentair's shareholders, including therein a proxy statement/prospectus, which Pentair filed as a definitive proxy statement with the Commission on August 3, 2012 with respect to the solicitation of proxies from Pentair shareholders for approval of the Merger (the "Pentair Proxy Statement"). Pentair began mailing the Pentair Proxy Statement to its shareholders on or about August 6, 2012. The Flow Control Form S-4 and Pentair Proxy Statement include or incorporate by reference extensive and detailed descriptions of the businesses of Pentair and Flow Control, a detailed description of the Transaction, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis and audited financial statements for the three-year period ended December 31, 2011 in the case of Pentair and September 30, 2011 in the case of Flow Control, along with unaudited interim financial statements for both Pentair and Flow Control), pro forma financial information for the combined entity with Pentair as the accounting acquiror along with comparative historical and pro forma per share data, a detailed description of the fairness opinions of Pentair's financial advisors, information with respect to the expected directors and executive officers of New Pentair and their compensation, a detailed description of the New Pentair Common Shares along with a detailed comparison of the rights of holders of Pentair Common Shares and New Pentair Common Shares, and risk factors related to the Transaction, Pentair and Flow Control, among other information.

On May 8, 2012, Flow Control also filed with the Commission a Registration Statement on Form S-1, as subsequently amended (the "Flow Control Form S-1"), relating to the registration under the Securities Act of the New Pentair Common Shares to be issued to Tyco's shareholders, including therein a prospectus (the "Flow Control Form S-1 Prospectus"). The Flow Control Form S-1 includes extensive and detailed descriptions of the businesses of Pentair and Flow Control, a detailed description of the Transaction, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis and audited financial statements for the three-year period ended December 31, 2011 in the case of Pentair and September 30, 2011 in the case of Flow Control, along with unaudited interim financial statements for both Pentair and Flow Control), pro forma financial information for the combined entity with Pentair as the accounting acquiror along with comparative historical and pro forma per share data, information with respect to the expected directors and executive officers of New Pentair and their compensation, a detailed description of the New Pentair Common Shares, and risk factors related to the Transaction, Pentair and Flow Control, among other information.

On May 8, 2012, Tyco filed with the Commission a preliminary proxy statement, the definitive version of which Tyco filed with the Commission on August 3, 2012 and began mailing to its shareholders on or about August 6, 2012 (the "Tyco Proxy Statement"), with respect to the solicitation of proxies from Tyco shareholders for approval of the Distribution. The Tyco Proxy Statement has attached to it the Flow Control Form S-1 Prospectus. In addition to the information contained in the Flow Control Form S-1 Prospectus, the Tyco Proxy Statement includes a detailed description of the Transaction, five years of selected financial data for each of Tyco, Tyco Flow Control and Pentair, pro forma financial information for Tyco along with comparative historical and pro forma per share data for each of Tyco, Tyco Flow Control and Pentair, a detailed description of the fairness opinion of Tyco's financial advisor, a detailed description of the New Pentair Common Shares along with a detailed comparison of the rights of holders of Tyco common shares and New Pentair Common Shares, and risk factors related to Tyco and the Transaction, among other information.

The information that will be available to both Pentair and Tyco shareholders concerning Flow Control, the Transaction and the combined business of Pentair and Flow Control is at least as extensive as the information that would be available with respect to the combined business if Pentair were to acquire Flow Control directly through a standard reverse triangular merger and report the Merger on a Form 8-K.

Assuming that the relief requested in this letter is granted, New Pentair will file a Form 8-K indicating its succession to Pentair under Rule 12g-3(a) under the Exchange Act. New Pentair, as successor to Pentair, will also file a Form 8-K reporting the consummation of the Transaction immediately following the Closing (and, in any event, within four business days thereof), including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K, as well as, to the extent applicable, disclosures required by the other items of Form 8-K.

Following the Closing, New Pentair, as successor to Pentair, will file a Form 10-Q for the quarter ended September 29, 2012 and a Form 10-K for the year ended December 31, 2012, with each reflecting the acquisition, for accounting purposes, of Flow Control by Pentair as of the Closing and including a footnote to the financial statements of New Pentair setting forth pro forma financial information with respect to the Merger.

D. Reasons for Choice of Transaction Structure

The parties to the Transaction chose to use what is known as a "reverse morris trust" structure so that both the Distribution and the Merger would be tax-free to Pentair and Tyco and their respective shareholders and to have New Pentair as a Swiss corporation in light of anticipated tax efficiencies on an ongoing basis. In this reverse morris trust transaction, Tyco will distribute the shares of Flow Control to the Tyco shareholders and then a wholly-owned subsidiary of Flow Control will merge into Pentair with Pentair surviving (the "Chosen Structure").

If tax advantages similar to the "reverse morris trust" structure had been available, the parties could have structured the Transaction as a holding company reorganization followed by an acquisition (the "Holdco

Structure"), which would have been substantially similar to the structures outlined in the *GrafTech Int'l. Ltd. (available November 4, 2010)* and *World Access, Inc. (available October 28, 1998)* no-action letters. However, the parties to the Transaction believe that the Chosen Structure provides Pentair, Tyco and their respective shareholders greater tax benefits and more certainty with respect to the expected future tax benefits of the Transaction. However, the ultimate outcome of the Transaction is in substance no different than would have been the case in a Holdco Structure. In both cases, upon consummation of the Transaction, Pentair would be a wholly-owned subsidiary of a Swiss parent company (a holding company, in the case of the Holdco Structure, and New Pentair, in the case of the Chosen Structure), with the former Pentair shareholders owning approximately 47.5% of the combined company, and Tyco or its shareholders owning approximately 52.5%. The Staff recognized this in the *Jazz Pharmaceuticals, Inc. (available January 3, 2012)* no-action letter in which Jazz Pharmaceuticals, Inc., a California corporation that was publicly-held, merged with a wholly-owned subsidiary of Azur Pharma Public Limited Company, a private company incorporated in Ireland that was renamed Jazz Pharmaceuticals plc, with Jazz Pharmaceuticals, Inc. surviving as a wholly-owned subsidiary of Jazz Pharmaceuticals plc. This merger structure is the same as the Chosen Structure, with the exception that the Chosen Structure involves the Distribution.

Similarly, if tax advantages similar to the "reverse morris trust" structure had been available, the parties could have structured the Transaction by simply having Pentair establish a new wholly-owned merger subsidiary and entering into an agreement providing for the merger of such merger subsidiary with and into Flow Control, with the holders of Flow Control Common Shares receiving the same percentage ownership interest in Pentair that they would hold in New Pentair under the Chosen Structure. In that situation, there would be no actual "succession", since Pentair Common Shares would remain registered under the Exchange Act, Pentair would retain its reporting history for all purposes, and Pentair would remain eligible to use Form S-3. Although this structure could accomplish the Transaction and does not raise any succession issues, it would not provide the same level of tax benefits of the Transaction. On a consolidated basis, the operating business conducted by New Pentair following the Transaction, however, would be identical to the operating business that would be conducted by Pentair if it chose to effect the Transaction through the reverse triangular merger structure described in this paragraph. In addition, in both that scenario and under the Chosen Structure, Pentair would be the acquiror for accounting purposes.

Furthermore, the Distribution, when taken alone, is substantially similar to the separation structures outlined in the *Sun Healthcare Group, Inc. (available September 29, 2010)* and *Ashland, Inc. (available August 8, 2005)* no-action letters. As in the case of the Distribution, both *Sun* and *Ashland* involved the transfer of a significant amount of a parent entity's assets to a subsidiary of the parent, followed by the spin-off of such subsidiary to shareholders of the parent.

E. Effect on Business and Structure of Pentair

While the Transaction will expand significantly the size of the business currently conducted by Pentair, the Transaction will not fundamentally alter the nature of the business currently conducted by Pentair. Pentair believes that the material operational and financial risks of investing in New Pentair Common Shares will not differ qualitatively from the material operational and financial risks of investing in Pentair Common Shares other than risks relating to the Transaction such as the ability to realize synergies, including tax synergies, from the Merger or to successfully integrate Flow Control and Pentair.

With respect to management structure, the executive officers and directors of New Pentair are expected to be substantially the same as the current executive officers and directors of Pentair. In this regard, the board of directors for New Pentair is expected to consist of only one director designated by Tyco, with the remaining directors of New Pentair expected to consist of the 10 current directors of Pentair. In addition, Pentair's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel, Chief Accounting Officer and other current members of senior management are currently expected to constitute the executive officers of New Pentair upon the completion of the Merger and will continue to be based out of Pentair's current main U.S. offices. In short, New Pentair is expected to have the same executive officers and substantially the same directors, the same name and the same trading symbol as Pentair has today. We believe that Pentair's public disclosures regarding the Transaction to date have been consistent with the substantive effect of the Transaction.

Following the completion of the Transaction, the Valves & Controls, Water and Environmental Systems and Thermal Controls global business units of New Pentair will be managed by Flow Control personnel. Each of New Pentair's global business unit leaders, whether Pentair personnel or Flow Control personnel, will have the same responsibilities, and limits on authority, in managing their respective business units. The global business unit leaders will be responsible and held accountable for the financial performance of their business units, including revenues and expenses. However, the annual budget as well as the long-term strategic plan for a global business unit will be reviewed and approved by the executive officers of New Pentair, all of whom will be Pentair personnel. The global business unit leaders will report to the Chief Operating Officer of New Pentair, who, along with the other executive officers, approve the strategic direction for the business unit. While global business unit leaders will be able to make recommendations on items such as capital expenditures, acquisitions and dispositions, these items are subject to review and approval by executive officers of New Pentair unless they fall below certain dollar thresholds. Similarly, global business unit leaders will be able to make recommendations as to hiring and terminating the personnel that directly report to them, but such personnel decisions must be approved by the Chief Operating Officer of New Pentair or other relevant executive officers of New Pentair.

The following table sets forth information summarizing the percentage of net sales, operating income and assets of the aggregate financial reporting segments of New Pentair attributable to each global business unit to be managed by former Flow Control personnel.

Global Business Units of New Pentair to be Managed By Flow Control Personnel
Based on Information for Flow Control as of and for the fiscal year ended September 30, 2011

	Net Sales	Operating Income Before Goodwill Impairment*	Assets
Valves & Controls	31%	32%	36%
Water & Environmental Systems	10%	6%	8%
Thermal Controls	10%	12%	7%
Total	51%	50%	51%

* Operating income is adjusted to exclude a $35 million goodwill charge for the Water & Environmental Systems global business unit.

While New Pentair will be a Swiss corporation and will have organizational documents that differ from Pentair, many of the principal attributes of Pentair Common Shares and New Pentair Common Shares will be similar. We recognize, however, that there will be differences between the rights of shareholders of Pentair under Minnesota law and the rights of shareholders of New Pentair following the Merger under Swiss law (which differences would arise regardless of whether the Transaction was structured under the Holdco Structure or the Chosen Structure). In addition, there will be differences between Pentair's charter documents and New Pentair's articles of association as they will be in effect from and after the effective time of the Merger, including (i) as required by Swiss law (i.e., as a result of differences in Swiss law and Minnesota law, New Pentair's articles of association include provisions not included in Pentair's charter documents and exclude provisions that are included in Pentair's charter documents) or (ii) as necessary in order to preserve the current rights of Pentair's shareholders and powers of the board of directors of Pentair as compared to those of New Pentair following the Merger.

With that said, full and detailed disclosure is included in the Flow Control Form S-4 and Pentair Proxy Statement with respect to differences between Minnesota and Swiss corporate law, including a detailed comparison of the rights of holders of Pentair Common Shares and New Pentair Common Shares and the respective organizational documents of Pentair and New Pentair. In summary, after the Transaction, the allocation of rights and powers between the shareholders and the board of directors of New Pentair will be governed by (i) Swiss law and (ii) New Pentair's amended and restated Articles of Association and Organizational Regulations, forms of which are attached to the Flow Control Form S-4 as Annex F and Annex G, respectively. The amended and restated forms of these organizational documents for New Pentair have been prepared to replicate, to the extent permitted by Swiss law and consistent with customary Swiss practice, the allocation of rights and powers between the shareholders and the board of directors of Pentair currently existing under its organizational documents and under Minnesota law. Accordingly, with the exception of differences that are required by Swiss law or that, consistent with general Swiss corporate practice, allocate more rights to shareholders, the allocation of these rights and powers for New Pentair is comparable to that of Pentair.

F. Summary of Request for Relief

On behalf of Pentair and New Pentair, we respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below:

1. *Rules 12g-3(a) and 12b-2*. The Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and the New Pentair Common Shares will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Merger, and that New Pentair, as successor to Pentair, will be deemed a large accelerated filer for purposes of Exchange Act Rule 12b-2.

2. *Forms S-3, S-4 and S-8*. Flow Control may take into account the reporting histories of Tyco and Pentair under the Exchange Act in determining whether New Pentair (i) meets the eligibility requirements set forth in General Instructions I.A.3 and I.A.7(b) to Form S-3, (ii) "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-4 and (iii) "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-8 under the Securities Act.

3. *Rule 144*. Flow Control may take into account the reporting histories of Tyco and Pentair under the Exchange Act in determining whether New Pentair complies with the "current public information" requirements of Rule 144(c)(1) under the Securities Act.

4. *Rule 414*. Following the Merger, New Pentair will constitute a "successor issuer" of Pentair for purposes of Rule 414 under the Securities Act and may file post-effective amendments to Pentair's registration statements on Forms S-8 as contemplated by Rule 414.

G. Discussion and Analysis

1. Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a "succession" by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising an ongoing business. In the Merger, although New Pentair would be acquiring assets of an ongoing business, it would be doing so indirectly, with Pentair continuing as a wholly-owned subsidiary of New Pentair. However, we are of the view that the structure of the Transaction should not prevent New Pentair from being deemed to have made a "direct acquisition" of the business of Pentair and thus to be the successor to Pentair under Rule 12g-3(a). Indeed, the Staff has taken similar positions with respect to transactions in which the assets "directly acquired" remain in a subsidiary of the successor company rather than proceeding to direct ownership by the successor, including in various merger and holding company reorganization structures. *See, e.g., Jazz Pharmaceuticals, Inc., supra, GrafTech Int'l. Ltd., supra, Pediatrix Medical Group Inc. (available November 22, 2008), Dollar Tree Stores, Inc. (available February 20, 2008), Roper Industries, Inc. (available July 19, 2007), Hecla Mining Co. (available October 31, 2006) and World Access, Inc., supra.* These structures include the merger structure detailed in the *Jazz Pharmaceuticals, Inc.*, a merger of a private company with a public company, which structure as indicated above, is the same as the structure of the Merger, and holding company reorganization structures detailed in the *GrafTech Int'l. Ltd. and World Access, Inc.* no-action letters that, in each case, involved a holding company reorganization and the acquisition of a private company or companies thereafter, which structure, as indicated above, is substantially similar to the Holdco Structure. Given that we view the difference between the Chosen Structure and the Holdco Structure as a matter of form and not substance, and that the Holdco Structure is substantially similar to structures in which the Staff has previously granted relief under Rule 12g-3(a), we are of the view that, if the Merger is consummated, New Pentair should be deemed the successor to Pentair, particularly given the detailed information that is and will be available regarding the Transaction and the constituent companies and, as explained above, our view that the Transaction will not fundamentally alter the nature of the business currently conducted by Pentair.

As noted above, Pentair is a large accelerated filer under Exchange Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Willbros Group, Inc. (available February 27, 2009); Galileo Holding Corp., supra, and Roper Industries, Inc. (available July 1, 2007).*

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the securityholders of the predecessor" (*see* Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Merger, the New Pentair Common Shares should be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that New Pentair, as successor to Pentair, will succeed to Pentair's filer status for purposes of Exchange Act Rule 12b-2 and will therefore be deemed a large accelerated filer under Exchange Act Rule 12b-2.

2. Forms S-3, S-4 and S-8

General Instruction I.A.3 to Form S-3 provides that, in order to use Form S-3, an issuer must, among other requirements, have "been subject to the requirements of Section 12 or 15(d) of the Exchange Act, and [have] filed all the material required to be filed pursuant to Section 13, 14, or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement." Although New Pentair itself will not have satisfied this 12-month reporting requirement, together General Instruction I.A.3 and I.A.7(b) provide that a successor registrant may continue using Form S-3 if "all predecessors met the conditions at the time of succession and the registrant has continued to do so since succession." Under the circumstances of the Transaction, we believe that it is neither appropriate nor necessary for the protection of investors to require the 12-month reporting requirement to start over for New Pentair. New Pentair will be eligible to use Form S-3 immediately upon the completion of the Transaction if both of New Pentair's predecessors (Pentair and Flow Control) will be eligible to use Form S-3 at the time of succession.

Pentair is currently eligible to use Form S-3 and is expected to continue to do so until the completion of the Merger. Pentair has been an Exchange Act reporting company for over 40 years and is currently in compliance with its Exchange Act reporting obligations. Moreover, detailed information regarding Flow Control of the type contemplated by the 12-month reporting requirement is already available to the public. Furthermore, we believe that allowing Flow Control to take into account the Exchange Act reporting histories of Tyco and Pentair before the completion of the Distribution would be consistent with the position taken by the Staff in prior no-action letters.

a. Publicly Available, Detailed Information Regarding Flow Control

The purpose of the 12-month reporting requirement is to ensure that detailed information regarding an issuer has been available to the public prior to the registration of the offer and sale of securities on Form S-3. Detailed information regarding Flow Control is already available to the public because, among other things:

- Tyco is in compliance with its reporting obligations under the Exchange Act;
- Flow Control is registering the Distribution under the Securities Act on the Flow Control Form S-1;
- Flow Control is registering the offer of New Pentair Common Shares in exchange for Pentair Common Shares on the Flow Control Form S-4;
- Tyco is delivering to Tyco shareholders the Tyco Proxy Statement in connection with the solicitation of proxies from Tyco shareholders for the approval of the Distribution;
- The Flow Control Form S-1, the Flow Control Form S-4 and the Tyco Proxy Statement include detailed information about Flow Control and New Pentair including: (1) audited historical financial statements for Flow Control and Tyco's flow control business for each of the past three fiscal years; (2) unaudited interim financial statements for Flow Control and Tyco's flow control business for the six months ended March 30, 2012; (3) unaudited pro forma financial information for New Pentair; (4) selected consolidated financial data for Flow Control and Tyco's flow control business for each of the past five fiscal years; (5) management's discussion and analysis of financial condition and results of operations with respect to the periods covered by the audited and unaudited financial statements for Flow Control and Tyco's flow control business; (6) risk factors relating to the Transaction and Flow Control; (7) a description of the tax consequences of the Transaction; (8) a description of the business of Tyco's flow control business; (9) information regarding the proposed management and directors of New Pentair; and (10) a description of New Pentair's capital stock.
- With respect to the information regarding Tyco's flow control business reporting segment included in the historical reports filed by Tyco with the Commission (the "Flow Control Segment"), we note that Tyco's Annual Reports on Form 10-K for at least the last three fiscal years contain detailed financial and narrative disclosure regarding the Flow Control Segment. Such disclosure includes data with respect to the Flow Control Segment contained in the audited consolidated financial statements of Tyco reported on by independent public accountants, as well as discussion and analysis of financial condition and results of operations regarding the Flow Control Segment in the format required by Item 303 of Regulation S-K. Furthermore, Tyco's Quarterly Reports on Form 10-Q filed during at least the last three fiscal years, contain unaudited consolidated financial statements of Tyco with segment data with respect to the Flow Control Segment, as well as a discussion and analysis of the financial condition and results of operations of the Flow Control Segment in the format required by Item 303 of Regulation S-K. We note that while Flow Control's capital structure immediately following the Transaction will be different from the capital structure of the previously reported Flow Control Segment because of the Debt Incurrence, the Staff has previously not objected to the use of Form S-3 after the completion of similar separation or spin-off transactions in which the newly separated or spun-off entity had a materially different cash position or capital structure immediately after the transaction than when it was a subsidiary or segment immediately prior to the transaction as a result of a value transfer either from or to the parent company. *See, e.g., Ashland, Inc., supra, United States Steel (available December 28, 2011) and Electronic Data Systems Holding Corporation (available April 29, 1996) ("EDS").* We believe that the previous disclosure provided regarding the Flow Control Segment by Tyco, along with the disclosure provided for in the Flow

Control Form S-1 and the Flow Control Form S-4, is sufficient to provide investors with adequate information regarding Flow Control; and

- The Exchange Act disclosures that New Pentair will provide to its shareholders following the completion of the Transaction will be similar to the disclosures provided by Tyco with respect to the Flow Control Segment prior to the completion of the Transaction. Following the completion of the Transaction, New Pentair will continue to conduct the historical business and operations of the Flow Control Segment, including all of its business segments. In addition, following the completion of the Transaction, the material sections of New Pentair's periodic reports with respect to the business and operations of the former Flow Control Segment will be comparable to the corresponding sections included by Tyco with respect to the Flow Control Segment in its prior Exchange Act reports. These sections include the following sections of Form 10-K: (1) Business; (2) Management's Discussion and Analysis of Financial Condition and Results of Operations; (3) Risk Factors; (4) Legal Proceedings; and (5) Quantitative and Qualitative Disclosures About Market Risk.

b. Consistency with Prior Staff No-Action Letters

We believe that allowing Flow Control to take into account the Exchange Act reporting history of Tyco before the completion of the Distribution would be consistent with the position taken by the Staff in prior no-action letters where the Staff took the position that other newly spun-off or separated entities could take into account their parent's Exchange Act reporting history for purposes of determining their eligibility to use Form S-3. In each of *Sun Healthcare Group, Inc., supra,* and *Ashland, Inc., supra,* the Staff took the position that a newly spun-off entity that had received a significant amount of its parent's assets could take into account its parent's Exchange Act reporting history in determining its eligibility to use Securities Act registration statements. Similarly, the Staff has taken the position that a newly separated entity through a split-off or spin-off that constituted a financial reporting segment of its parent could take into account its parent's Exchange Act reporting history in determining its eligibility to use Securities Act registration statements. *See, e.g., CarMax, Inc. (available December 30, 2002), AT&T Wireless Services, Inc. (available June 29, 2001), Avaya Inc. (available August 23, 2000), OMI Corporation (available January 29, 1999), United States Steel, supra, and U.S. West, Inc (available May 5, 1998). See, also, Alco Standard Corporation (available February 14, 1997), EDS, supra, and Eastman Chemical Company (November 24, 1993).*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that Flow Control may take into account the reporting histories of Tyco and Pentair under the Exchange Act in determining whether New Pentair (i) meets the eligibility requirements set forth in General Instructions I.A.3 and I.A.7(b) to Form S-3, (ii) "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-4 and (iii) "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-8.

3. Rule 144

Affiliates of New Pentair who desire to sell New Pentair Common Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, for sales of securities to be made in reliance on Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. The purpose of Rule 144(c)(1) is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) is, and has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities; (ii) has filed all reports required to be filed by it under Section 13 or 15(d) of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports) and (iii) has complied with the applicable requirements of Rule 405 of Regulation S-T for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

Immediately after the Distribution, Flow Control will have satisfied each of the foregoing requirements, except that it has not been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days.

We believe that Flow Control should be allowed to take into account the reporting histories of Tyco and Pentair under the Exchange Act in determining whether New Pentair complies with the "current public information" requirements of Rule 144(c)(1) under the Securities Act. Furthermore, we believe that allowing Flow control to take into account the reporting histories of Tyco and Pentair under the Exchange Act is consistent with the position taken by the Staff in a number of prior no-action letters.

a. Publicly Available, Detailed Information Regarding Flow Control

The purpose of Rule 144(c)(1), much like the reporting requirements for Forms S-3, S-4 and S-8, is to ensure that adequate current public information about the issuer and its securities is publicly available. Although a literal application of Rule 144(c)(1) would prevent affiliates of New Pentair from utilizing Rule 144 during at least the first 90 days after the completion of the Transaction, we believe that the prior reporting histories of Tyco (in particular, with respect to the Flow Control Segment) and Pentair, an Exchange Act reporting company, should be taken into account for the purpose of determining whether New Pentair satisfies the Rule 144(c)(1) eligibility requirements. In addition to the Flow Control Segment disclosures contained in the periodic Exchange Act reports of Tyco, adequate current public information about Flow Control is available because detailed financial and narrative disclosure regarding Flow Control has been included in the Flow Control Form S-1, the Flow Control Form S-4 and the Tyco Proxy Statement. Furthermore, we believe that deeming Flow Control to have satisfied the public information requirement would be consistent with the reasoning of the Staff in Staff Legal Bulletin No. 4 ("SLB No. 4"). In SLB 4, the Staff deems that a spun-off subsidiary satisfies the "current public information" requirement of Rule 144(c)(1) on the date the parent spins off the securities if the spin-off satisfies certain disclosure conditions. In this regard, we refer the Staff to the discussion above in Section 2.a. "Forms S-3, S-4 and S-8 --- Publicly Available, Detailed Information Regarding Flow Control", which describes in greater detail the disclosure with respect to Flow Control that has been made publicly available. Furthermore, as noted above, Pentair has been an Exchange Act reporting company for over 40 years and is currently in compliance with its Exchange Act reporting obligations.

b. Consistency of Relief With Prior Staff Interpretations

We believe that our opinion regarding the requirements of Rule 144(c)(1) is supported by the position taken by the Staff in a number of prior interpretive letters, including *Sun Healthcare, Inc., supra, Ashland, supra, United States Steel, supra, AT&T Wireless, supra, U.S. West, supra, and EDS, supra.* In those cases, the Staff deemed that the "current public information requirements" of Rule 144(c)(1) were satisfied when, as in the present case involving Flow Control, the spun-off or split-off company had not been subject to the reporting requirements of Section 13 for a period of at least 90 days if (i) detailed financial and narrative disclosure regarding the spun-off or split-off company had been included in the periodic reports filed by its parent under the Exchange Act and detailed financial and narrative disclosure regarding the spun-off or split-off company had been included in the registration statements relating to the spin-off or separation and (ii) after the spin-off or separation, the spun-off or split-off company had substantially the same businesses, assets and liabilities as did the related financial reporting segment prior to the spin-off or separation. In this regard, we refer the Staff to the discussion regarding the Flow Control Segment above in Section 2.a. "Forms S-3, S-4 and S-8 --- Publicly Available, Detailed Information Regarding Flow Control", which describes in greater detail the disclosure and businesses, assets and liabilities with respect to the Flow Control Segment prior to and immediately after the Distribution.

Based on the foregoing, we respectfully request that the Staff concur with our opinion that Flow Control may take into account the reporting histories of Tyco and Pentair under the Exchange Act in determining whether New Pentair complies with the current public information requirements of Rule 144 under the Securities Act.

4. ***Rule 414***

Rule 414 under the Securities Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its state or country of incorporation or form of organization, then the registration statements of the predecessor will be deemed to be the registration statements of the successor for the purpose of continuing the offerings covered by such registration statements.

With two exceptions, the Merger will satisfy the conditions enumerated in Rule 414. The first exception is Rule 414(a), which requires that, immediately prior to the succession, the successor issuer have no assets or liabilities, other than nominal assets or liabilities. In order to facilitate the Distribution, Tyco has transferred to Flow Control certain assets related to Tyco's flow control business, and Flow Control therefore has more than nominal assets and liabilities. However, transferring assets of Tyco's flow control business is a step necessary to give effect to the Distribution. It is therefore our opinion that such technical noncompliance with Rule 414(a) is not material and should not affect New Pentair's ability to rely on Rule 414. Our opinion is consistent with the previous determinations of the Staff in circumstances where a reorganization did not literally fall within the scope of Rule 414 due to a failure to satisfy the condition set forth in Rule 414(a). *See, e.g., Otter Tail Corporation (available December 19, 2008), InterDigital Communications Corporation (available June 25, 2007), American Eagle Outfitters, Inc. (available March 29, 1999), EDS, supra, Michael Foods, Inc. (available May 30, 1997) and Union Carbide Corporation (available April 15, 1994).*

The second exception is Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, Flow Control will not directly acquire all of the assets and assume all of the liabilities and obligations of Pentair. However, all such assets and liabilities will remain with Pentair following the Merger, as a result of which Pentair will become an indirect wholly-owned subsidiary of Flow Control. As a result, consistent with the spirit of Rule 414, Flow Control will indirectly acquire all such assets and will assume all such liabilities and obligations as a result the Merger, and the consolidated assets and liabilities of Pentair immediately following the Merger will be identical to the consolidated assets and liabilities of Pentair immediately prior to the Merger. We believe satisfaction of the spirit, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b).

Again, subject to these exceptions and the reasons we believe such exceptions should not affect the applicability of Rule 414, New Pentair will comply with the conditions of Rule 414, including the amendment of the Pentair Form S-8s pursuant to Rule 414(d) (which rule states that the successor issuer will file an amendment to the registration statements of the predecessor issuer expressly adopting such statements as its own registration statements and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statements from being misleading in any material respect).

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Pentair Form S-8s should be deemed to be the corresponding registration statements of New Pentair as the successor issuer for the purpose of continuing the offerings contemplated thereby as provided in Rule 414 promulgated under the Securities Act and that New Pentair may file post-effective amendments to the Pentair Form S-8s as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Staff in *Otter Tail Corporation, supra, InterDigital Communication Corporation, supra, Michael Foods, Inc., supra, and Union Carbide Corporation, supra.*

* * *

On behalf of Flow Control and Pentair, we respectfully request your response with respect to the forgoing as soon as possible. If the Staff disagrees with any of our conclusions, or is not inclined to grant the relief requested in this letter, then we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. If the Staff has any questions or needs any additional information regarding the matters discussed in this letter, please feel free to call me at (414) 297-5642 or in my absence Jason M. Hille at (414) 319-7336.

Please acknowledge receipt of this submission by email to jkwilson@foley.com.

Very truly yours,

John K. Wilson

cc: Angela D. Lageson
Pentair, Inc.
Faiza J. Saeed
Thomas E. Dunn
Cravath Swaine & Moore LLP
Benjamin F. Garmer, III
Foley & Lardner LLP
Judith A. Reinsdorf
Tyco International Ltd.
Alan M. Klein
Simpson Thacher Bartlett LLP